UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007.

Commission File Number 0-26046

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China Natural Resources, Inc.

(Translation of registrant's name into English)

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Room 2105, West Tower, Shun Tak Centre,

200 Connaught Road C., Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Entry into Material Definitive Agreements

On August 6, 2007, China Natural Resources, Inc. entered into subscription agreements with six non-U.S. persons to sell and issue an aggregate of 2,187,500 units, each unit consisting of two common shares and one warrant to purchase one common share, for a purchase price of $16.00 per unit, or an aggregate purchase price of $35 million. Each warrant entitles the holder to purchase one common share at an exercise price of $10.00 per share for a three year period commencing one year following the date of issuance.

The several subscription agreements provide that closings of the transactions contemplated by the agreements, at which the shares and warrants will be issued and the purchase price paid, are to take place on or before August 26, 2007. The Company has granted holders of a majority of the common shares included in the units, one demand, as well as piggy-back, registration rights covering the common shares included in the units. The demand right may be exercised commencing three months following the closing. The number of shares that may be registered is subject to limitations imposed under applicable rules and regulations of the Securities and Exchange Commission.

No commissions or other compensation have been or will be paid in connection with the sale of the units. The units will be sold pursuant to the exemption from registration provided by Regulation S under the Securities Act of 1933, as amended.

On August 8, 2007, the Company issued a press release disclosing that the Company had entered into the subscription agreements. A copy of that press release is furnished as an exhibit to this report.

Exhibits

Exhibit No.	Description

10.1	Form of Subscription Agreement dated August 6, 2007
99.1	Press Release dated August 8, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

By:	/s/ LI FEILIE
Li Feilie President and Chief Executive Officer

Date: August 8, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

10.1	Form of Subscription Agreement dated August 6, 2007
99.1	Press Release dated August 8, 2007